Exhibit 99.1

For Immediate Release

Novadaq to Host Investor Meeting on November 18, 2013

Toronto, Ontario - September 18, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant imaging solutions for use in surgical and outpatient wound care procedures, will host an investor and analyst meeting on Monday, November 18, 2013. The event, to be held at the Cornell Club in New York, NY, will begin at 10:00 a.m. ET and is expected to conclude by 2:30 p.m.

The program will include presentations by Novadaq’s President and Chief Executive Officer, Arun Menawat, Ph.D, M.B.A., and other members of the senior management team. Additionally, thought leading physicians will discuss their use of Novadaq’s imaging technologies in reconstructive surgery, colorectal surgery, wound care, lymphatic mapping, imaging of endometriosis and imaging of tumors. A more detailed agenda will be communicated prior to the meeting.

Advanced registration is required, and attendance will be limited to those who register in advance. Those wishing to attend the live event should email investor@novadaq.com, and include name, title, company and complete contact information.

For individuals who are unable to attend the meeting in person, a webcast of the meeting can be accessed live on the company’s website at http://www.novadaq.com/investors/events.

About Novadaq Technologies Inc:

Enabling medical professionals with clinically-relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, Novadaq acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. Our unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statement:

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218